Endeavour Silver Produces 1,551,851 oz Silver and 15,649 oz Gold (2.6 Million oz Silver Equivalents) in the Second Quarter, 2016; Revises 2016 Operating Plan and Raises 2016 Production Guidance

VANCOUVER, BC -- (Marketwired - July 11, 2016) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) reports production results for the Second Quarter, 2016 from the Company's three operating silver mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State (Please click here for an audio review of Q2 highlights).

Silver production in the Second Quarter, 2016 was 1,551,851 ounces (oz) and gold production was 15,649 oz for silver equivalent production of 2.6 million oz using a 70:1 silver gold ratio. Quarterly silver and gold production were both ahead of plan in Q2, 2016 but silver production was lower compared to Q2, 2015 as per the Company's previous 2016 guidance. Management has revised its 2016 operating plan and raised its 2016 production guidance to reflect the higher metal prices and renewed focus on growth.

Production Highlights for Second Quarter, 2016 (Compared to Second Quarter, 2015)

--  Silver production decreased 14% to 1,551,851 oz
--  Gold production increased 17% to 15,649 oz
--  Silver equivalent production was 2.6 million oz (at a 70:1 silver: gold ratio)
--  Silver oz sold down 22% to 1,493,790 oz
--  Gold oz sold up 11% to 15,364 oz
--  Bullion inventory at quarter-end included 113,064 oz silver and 221 oz gold
--  Concentrate inventory at quarter-end included 71,361 oz silver and 1,192 oz gold

Endeavour CEO Bradford Cooke commented, "Having successfully minimized our all-in sustaining costs and boosted our free cash flows in recent quarters, management returned its attention to optimizing near-term production and long-term growth in Q2, 2016. Our production is well ahead of plan for the year and as a result, we revised our operating plan and raised our production guidance by about 13% for 2016.

"We augmented our management team with the recent appointment of Dale Mah as Vice President, Corporate Development and closed the acquisition of Oro Silver Resources Ltd. and its small but permitted, high-quality El Compas gold-silver mine in Zacatecas, Mexico. El Compas should boost our near-term production and cash flow while we develop the larger Terronera silver-gold mining project.

"At Terronera, mapping extended the vein system to cover an area of 7 km by 7 km, and our exploration group identified an additional nine veins on the northern half of the property. Grab, selected and chip sampling confirmed that high-grade, bonanza, low-sulfidation epithermal silver-gold mineralization is present in many of the newly identified veins, with assays up to 2,880 gpt silver and up to 26.7 gpt gold."

Production Tables for Second Quarter, 2016

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Production   Tonnes  Tonnes  Grade  Grade Recovery Recovery   Silver   Gold
                       per    Ag     Au
by mine     Produced   day  gpt(1) gpt(1)   Ag %     Au %       Oz      Oz
----------------------------------------------------------------------------
Guanaceví    98,756   1,085   232   0.49    85.4%    87.7%   629,221   1,365
Bolañitos    136,322  1,498   80    2.38    79.0%    81.2%   276,885   8,470
El Cubo      142,120  1,562   156   1.56    90.6%    81.6%   645,745   5,814
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Consolidated 377,198  4,145   148   1.58    86.2%    81.9%  1,551,851 15,649
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(1) gpt = grams per tonne

Production Tables for First Half, 2016

----------------------------------------------------------------------------
Production   Tonnes  Tonnes  Grade  Grade Recovery Recovery   Silver   Gold
                       per    Ag     Au
by mine     Produced   day  gpt(1) gpt(1)   Ag %     Au %       Oz      Oz
----------------------------------------------------------------------------
Guanaceví    197,532  1,085   241   0.52    83.7%    88.8%  1,280,952  2,933
Bolañitos    273,450  1,502   87    2.35    79.9%    81.9%   611,454  16,919
El Cubo      314,769  1,730   131   1.46    88.2%    79.6%  1,169,510 11,757
----------------------------------------------------------------------------
Consolidated 785,751  4,317   143   1.53    84.6%    81.6%  3,061,916 31,609
----------------------------------------------------------------------------

(1) gpt = grams per tonne

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 Three Months Ended June 30  Q2 2016 Highlights   Six Months Ended June 30

   2016      2015   % Change                       2016      2015   % Change
----------------------------------------------------------------------------
                                 Throughput
 377,198   371,745     1%         (tonnes)       785,751   752,537     4%
                                Silver ounces
1,551,851 1,805,569   (14%)       produced      3,061,916 3,625,619   (16%)
                                 Gold ounces
  15,649    13,430     17%        produced        31,609    29,238     8%
                               Payable silver
1,511,109 1,761,926   (14%)    ounces produced  2,984,791 3,531,850   (15%)
                                Payable gold
  15,200    13,122     16%     ounces produced    30,718    28,551     8%
                              Silver equivalent
2,725,526 2,745,669   (1%)   ounces produced(1) 5,432,591 5,672,279   (4%)
1,493,790 1,912,595   (22%)  Silver ounces sold 3,005,109 3,774,570   (20%)
  15,364    13,797     11%    Gold ounces sold    30,619    29,596     3%
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(1) Silver equivalent ounces calculated using 70:1 silver:gold ratio

Operations Update, Revised Operating Plan

At Guanaceví, throughput of 1,085 tonnes per day (tpd) in Q2, 2016 lagged behind plan as the new mining contractor focused on mine development in order to provide better stope access in H2, 2016. Ore grades were lower and metal recoveries were higher compared to Q1, 2016. Management expects production to meet the low range of 2016 production guidance.

Endeavour has made a production decision to develop a new mine on the Santa Cruz Sur ore-body discovered in 2014. The Company plans to invest $2.8 million in H2, 2016, part of a three-year, $8.4 million capital investment, to commence mine development and ramp down into the Santa Cruz Sur ore-body to access an indicated resource of over 650,000 tonnes grading 250 g/t silver and 0.70 g/t gold. The currently defined ore-body is open to the south and at depth. Underground drilling is planned to continue exploring the mineralized zone once underground access is available.

At Bolañitos, throughput averaging 1,498 tpd exceeded plan as mining at LL-Asunción uncovered new extensions of the ore-body beyond the resource blocks and also in and around historic mine workings. Ore grades were lower and metal recoveries were higher compared to Q1, 2016. Management has revised 2016 production guidance higher to 900,000-1,000,000 oz silver and 24,000-26,000 oz gold, with throughput decreasing to 800 tpd in H2, 2016 as originally guided.

The Company plans a $1.7 million capital investment in H2, 2016 to develop the Plateros orebody located only 50 metres from the existing LL-Ascunción mine workings. The development will access an indicated resource of over 130,000 tonnes grading 116 g/t silver and 1.61 g/t gold, still open at depth. Underground drilling is planned to continue exploring the mineralized zone once underground access is available.

At El Cubo, throughput was above plan at 1,562 tpd as management elected to continue mine development sufficient to sustain 1,500 tpd in Q2, 2016 and 1,000 tpd in H2, 2016 given the rising precious metal prices. Endeavour has also made a decision not to ramp down production to care and maintenance by year-end as previously guided, and various operating plans are under evaluation for production to return to 1,500 tpd with additional mine development. Management has revised the 2016 production guidance higher to 1,700,000-1,900,000 silver ounces and 19,000-21,000 gold ounces.

The Company will invest $1.6 million in H2, 2016 to extend the V-Asunción ramp an additional 1.6 km in order to access an indicated resource of more than 300,000 tonnes grading 141 g/t silver and 1.55 g/t gold. The V-Asunción ore-body extends well south of the current mine plan, but further evaluation work is needed before Endeavour can commit to any additional development. A pilot test using optical scanning technology on two tonnes of El Cubo run-of-mine ore successfully separated up to 80% of the ore into a higher grade ore fraction. Additional tests are being conducted to improve ore recovery into the ore fraction and reduce the ore losses into the waste fraction. Results are expected in Q3, 2016.

Revised Production Guidance

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Mine             Ag (M oz)     Au (K oz)    Ag Eq (M oz)   Tonnes/Day (tpd)
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Guanaceví         2.9-3.1       6.0-7.0        3.4-3.7        1,100-1,300
Bolañitos         0.9-1.0      24.0-26.0       2.6-2.8         800-1,500
El Cubo           1.7-1.9      19.0-21.0       3.0-3.3        1,000-2,000
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Total             5.5-6.0      49.0-54.0       9.0-9.8        2,900-4,800
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Revised Capital Plan

In January, the Company guided capital expenditures totaling $11.3 million in 2016, primarily for mine development at Guanaceví, in order to access reserves for mining and replace reserves by converting measured and indicated resources. A contingent budget was also prepared to invest $4.5 million on additional mine development at Guanaceví, subject to financing, plus small capital investments at Bolañitos and El Cubo, subject to higher metal prices. Endeavour has therefore revised its 2016 capital investment guidance as follows:

-----------------------------------------------------------
                    Original Capital      Updated Capital
-----------------------------------------------------------
Guanaceví             $11.3 million        $14.1 million
Bolañitos                   -              $1.7 million
El Cubo                     -              $1.6 million
-----------------------------------------------------------
Total                 $11.3 million        $17.4 million
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Revised Exploration Plan

In January, the Company guided exploration expenditures totaling $2.5 million on exploration drilling at Guanaceví and property holding costs in Mexico, with a contingent budget to invest an additional $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera, subject to financing. Endeavour's cash and working capital positions grew substantially during H1, 2016 thanks to higher metal prices, stronger cash flows, and two At-the-Market equity offerings.

As a result, management recently approved the contingent budget, as well as additional expenditures for the newly acquired El Compas project. The Company now expects to spend $10.8 million on exploration this year, of which $8.0 million is budgeted for H2, 2016. This includes 23,400 metres of drilling, primarily at Terronera and secondarily at Guanaceví, El Cubo, El Compas and Guadalupe y Calvo. In addition to exploration work focused on growing the Company's silver and gold resources, the budget includes acquisitions, engineering and permitting work for the pre-feasibility study at Terronera and the preliminary economic assessment at El Compas.

----------------------------------------------------------------------------
                                                            Expenditures
Project           H2 2016 Activity        Drill Metres       (millions)
----------------------------------------------------------------------------
Terronera     PFS, Drilling, Permitting       9,000             $3.4
Guanaceví             Drilling                6,400             $1.3
El Compas   PEA, Drilling, Infrastructure     3,000             $2.0
Guadalupe             Drilling                3,000             $0.6
El Cubo               Drilling                2,000             $0.3
Various          Mapping, Permitting            -               $0.4
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Total                                        23,400             $8.0
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Release of Second Quarter, 2016 Financial Results and Conference Call

The Second Quarter, 2016 financial results will be released before market on Wednesday, August 3, 2016 and a telephone conference call will be held the same day at 10:00 am PDT (1:00 pm EDT).

About Endeavour - Endeavour Silver Corp. is a mid-tier precious metals mining company with three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, we have expanded our mining operations organically to produce 11.4 million ounces of silver equivalents in 2015. Endeavour's growing discovery of high-grade silver-gold mineralization on the Terronera property in Jalisco state, combined with the recent acquisition of the permitted El Compas mine and plant in Zacatecas state, should facilitate the Company's goal to become a premier senior producer in the silver mining sector.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com